Exhibit 1

RECENT DEVELOPMENTS

The information in this section replaces and supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to the 2024 Form 18-K. To the extent that the information included in this section differs from the information set forth in the 2024 Form 18-K, you should rely on the information in this section.

CERTAIN FINANCING AND SUPPORT TRANSACTIONS

The Mexican Government is implementing a series of measures to provide support to PEMEX in the management and improvement of its balance sheet. In particular, acting through the Ministry of Finance and Public Credit, the Mexican Government executed an offering of pre-capitalized securities redeemable August 17, 2030 (the “P-Caps”) by a Luxembourg special purpose vehicle, Eagle Funding LuxCo S.à r.l. (“Eagle Funding”), a private limited liability company (société à responsabilité limitée) organized and existing under the laws of the Grand Duchy of Luxembourg, acting in respect of its compartment “EFL Compartment I” (“EFL I”). All registered shares of Eagle Funding are owned by the Eagle Funding LuxCo Stichting, a foundation under Dutch law (Stichting), and EFL I is managed by a board of managers, comprised of three managers, each of whom is entitled to receive a fee and payment of reimbursable expenses for its services to EFL I.

The offering of P-Caps amounting to $12,000,000,000 in aggregate face amount priced on July 28, 2025, and settled on August 14, 2025, and resulted in gross proceeds amounting to $11,969,760,000. Such proceeds were used by EFL I to purchase eligible assets in the form of U.S. Treasury Securities and/or principal and interest strips of U.S. Treasury Securities (collectively, the “Eligible Assets”).

EFL I will make distributions to the holders of the P-Caps, pro rata with respect to each P-Cap, on each February 17 and August 17, commencing on February 17, 2026, to, and including, August 17, 2030 (each, a “Distribution Date”). Each distribution will consist of the funds available to EFL I for the period from, and including, the previous Distribution Date (or, if applicable, the issue date of the P-Caps) to, but excluding, the relevant Distribution Date, after deducting all expenses of EFL I with respect to such period. Distributions by EFL I on each Distribution Date will be paid in cash and will be equal to the interest on the P-Caps (at a rate of 5.500% per annum), and with respect to each distribution on the Distribution Date on August 17 of each year, commencing on August 17, 2027, an amortization payment in respect of the face amount of the P-Caps. The amortization payments will amount to 14.0%, 43.5%, 14.0% and 28.5% of the original face amount of the P-Caps on August 17, 2027, 2028, 2029 and 2030, respectively.

To maximize the financial benefits of the transaction and optimize credit conditions, Mexico, concurrently with the issuance of the P-Caps, entered into a facility agreement with EFL I (the “Facility Agreement”) pursuant to which the Eligible Assets were delivered to PEMEX in exchange for PEMEX’s payment of a fee to EFL I under an uncollateralized global master securities lending agreement (the “GMSLA”). Under the Facility Agreement, Mexico must either transfer (or cause to be transferred) all principal and interest payments on the Eligible Assets to EFL I or return (or cause to be returned) the Eligible Assets to EFL I. Mexico also will have the obligation, as agreed under the Facility Agreement, to issue and sell to EFL I an aggregate principal amount of its notes due 2030 (the “Notes”), in an amount equivalent to the aggregate face value of the outstanding P-Caps, upon the occurrence of certain events, including as a result of (i) failure by Mexico to pay the facility fee due under the Facility Agreement, (ii) failure by Mexico or PEMEX to return any Eligible Assets to EFL I, (iii) a general moratorium in respect of any public external indebtedness of Mexico or (iv) an event of default under Mexico’s Notes. Following the issuance of the Notes upon the occurrence of such events, EFL I will liquidate its assets and distribute the Notes to the holders of the P-Caps.

Unless redeemed earlier, EFL I will redeem all of the outstanding P-Caps mandatorily on August 17, 2030 for cash at a redemption price per P-Cap equal to the outstanding face amount and interest that would have been payable at maturity on a corresponding outstanding principal amount of the Notes. Additionally, prior to July 17, 2030 (the “Par Call Date”), EFL I may redeem the P-Caps, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of (i) a make whole amount and (ii) 100% of the outstanding face amount of the P-Caps to be redeemed, plus, in either case, accrued and unpaid distributions in respect of interest on such P-Caps to, but excluding, the redemption date. On or after the Par Call Date, EFL I may redeem the P-Caps, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the outstanding face amount of the P-Caps being redeemed, plus accrued and unpaid distributions in respect of interest thereon to the redemption date. Further, EFL I may redeem the P-Caps in whole but not in part, if the tax laws of a relevant taxing jurisdiction other than Mexico change and EFL I becomes obligated to pay additional amounts on the P-Caps, at a redemption price equal to 100% of the outstanding face amount of the P-Caps, together with accrued and unpaid distributions in respect of interest thereon to, but excluding, the redemption date.

Upon the closing of the P-Caps offering, Mexico directed EFL I to deliver the Eligible Assets to PEMEX under the GMSLA. PEMEX then entered into repurchase transactions with BofA Securities, Inc., Citigroup Global Markets Limited and J.P. Morgan Securities LLC (collectively, the “Banks”). Pursuant to such repurchase transactions, PEMEX transferred the Eligible Assets to the Banks in return for United States dollars. PEMEX is expected to use the proceeds received under the repurchase agreement transactions to improve its financial position. The P-Caps issued by EFL I will not be consolidated with the liabilities of PEMEX or Mexico, and are not guaranteed by Mexico. The Notes, when and if issued by Mexico pursuant to the Facility Agreement, will constitute public debt of the Mexican Government, according to the relevant regulatory provisions of the Mexican Government.

THE ECONOMY

The information in this section replaces and supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to the 2024 Form 18-K. To the extent that the information included in this section differs from the information set forth in the 2024 Form 18-K, you should rely on the information in this section.

Principal Sectors of the Economy

Petroleum and Petrochemicals

PEMEX

On November 1, 2024, constitutional amendments to Articles 25, 27, and 28 (the Energy Reform Decree) came into effect, transforming PEMEX’s legal regime from a productive state-owned company to a state-owned public company. Pursuant to such constitutional amendments, on March 18, 2025, legislation implementing the Energy Reform Decree (the Secondary Legislation) was published in the Official Gazette. The Secondary Legislation, which included amendments to the Ley de la Empresa Pública del Estado, Petróleos Mexicanos (Law of the State-Owned Public Company, PEMEX), the Ley del Sector Hidrocarburos (Law of the Hydrocarbon Sector) and the Ley del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo (Law of the Mexican Petroleum Fund for Stabilization and Development), among other laws, defines PEMEX’s purpose and organization, and establishes regulations for implementing new sustainability guidelines, optimized accounting practices, and certain austerity measures.

PEMEX’s transformation from a productive state-owned company to a state-owned public company aims to achieve vertical integration with other public sector entities with the goal of strengthening the efficiency and transparency of PEMEX’s operations, as well as allowing PEMEX to implement public policies established by the Secretaría de Energia (Ministry of Energy), among other entities of the federal government, and ensure alignment with the objectives of the Plan Nacional de Desarrollo (National Development Plan). Further, under the new legal framework, PEMEX has absorbed its three former subsidiary entities, PEMEX Exploración y Producción (PEMEX Exploration and Production), PEMEX Industrial Transformation and PEMEX Logística (PEMEX Logistics), each of which was a productive state-owned subsidiary under the previous legal regime. The transformation leaves PEMEX as the single public entity responsible for activities related to the exploration and extraction of hydrocarbons, including those previously performed by its three absorbed subsidiaries, and does not affect the obligations of, nor guarantees granted by, PEMEX or its absorbed subsidiaries for which PEMEX is successor. The assets and liabilities of such subsidiaries were assumed by PEMEX.

As a result of PEMEX’s change in legal status into a state-owned public company, PEMEX is now authorized to participate in the electricity, biofuels, renewable energies and lithium industries, with the aim of facilitating the transition toward a low-carbon economy and promoting clean energy and energy efficiency to preserve Mexico’s sovereignty, security, sustainability, self-sufficiency and energy justice.

In 2024, the Government issued multiple decrees providing PEMEX with fiscal relief through deferrals and tax credits on the Profit-Sharing Duty and the Derecho de Extracción de Hidrocarburos (Hydrocarbon Extraction Duty). On January 24 and February 13, 2024, PEMEX was authorized to defer and later received a 100% tax credit on these duties for the months of October, November, and December 2023. Subsequent decrees issued between June and November 2024 authorized the deferral of these duties for the months of May through October 2024, and granted a 100% tax incentive for the Profit-Sharing Duty for May, June, and July 2024, and for the Hydrocarbon Extraction Duty for June and July 2024. A decree published in the Official Gazette on November 22, 2024 also granted a full tax credit on surcharges and fines related to the Hydrocarbon Extraction Duty for August 2024. On November 13, 2024, President Sheinbaum announced a new tax regime for PEMEX called Derecho Petrolero del Bienestar (Welfare Oil Duty), aimed at simplifying the company’s tax burden and strengthening it as a strategic state entity. This new model replaces the Derecho de Exploración (Exploration Duty), Profit-Sharing Duty, and Hydrocarbon Extraction Duty with a single simplified tax, the Welfare Oil Duty, set at 30% for oil and 11.63% for non-associated natural gas. The new tax regime will be accompanied by the Plan de Austeridad Republicana (Republican Austerity Plan), which is expected to generate savings of Ps. 50.0 billion by reducing PEMEX’s more than 40 subsidiaries to only those strictly necessary by means of mergers, without affecting workers’ rights. The broader strategy also emphasizes sustainability, stable energy prices, increased refining capacity, and reduced reliance on capital markets to manage PEMEX’s debt. Further, between 2020 and 2024, PEMEX received an amount of Ps. 309.1 billion through the Derecho de Utilidad Compartida (Shared Utility Duty) fiscal stimulus and Hydrocarbon Extraction Duty tax credit and deferrals. The impact of the tax and credit deferrals upon Mexico’s budgetary revenues is fiscally neutral with respect to the Public Sector’s fiscal balance, as it entails a redistribution of resources between PEMEX and the Federal Government.

In 2025, the PEMEX budget contemplates a financial balance of Ps. 248.7 billion, including total budgeted capital contributions from the Government of Ps. 136.2 billion for the fiscal year 2025 to be used for debt amortization. Such capital contributions are distributed periodically throughout the year based on PEMEX’s financing needs and government budgetary approval. Between January 1, 2025 and June 30, 2025, PEMEX received capital contributions from the Government totaling Ps. 94.5 billion to be used to improve the company’s financial position. These contributions, which were used primarily for servicing debt during the second quarter of 2025, represented a significant source of funds for PEMEX and were essential to address PEMEX’s liquidity needs and financial stability, and ensure the continuity of its operations.

In 2024, PEMEX’s total revenues amounted to Ps. 1,672,673 million for the year ended December 31, 2024, as compared to Ps. 1,719,938 million in 2023; its operating loss totaled Ps. 15,990 million as compared to operating income of Ps. 122,951 million in 2023; and its net loss amounted to Ps. 780,588 million as compared to net income of Ps. 8,152 million in 2023, primarily due to lower crude oil and natural gas prices, higher costs of sales, increased exchange losses from peso depreciation, and higher taxes and duties. As of December 31, 2024, PEMEX had total assets of Ps. 2,208,753 million, total liabilities of Ps. 4,192,528 million, and a total equity deficit of Ps. 1,983,776 million, with negative working capital of Ps. 768.0 billion and total debt of Ps. 1,978.8 billion, of which 45.4% (Ps. 898.5 billion) matures within three years, including Ps. 425.2 billion in 2025. In 2024, PEMEX averaged crude oil production of 1,741.1 thousand barrels per day (mbd) (a 6.1% decrease as compared to 2023), crude processing of 905.6 mbd, and refined product output of 912.1 mbd. PEMEX’s proven reserves totaled 7,450.6 million barrels of oil equivalent (boe), with a reserve replacement ratio of 96.6% and a reserves-to-production ratio of 8.5 years.

As of March 31, 2025, PEMEX had total assets of Ps. 2,245,859 million, total liabilities of Ps. 4,287,253 million, and a total equity deficit of Ps. 2,041,393 million, with negative working capital of Ps. 722.6 billion and total debt of Ps. 2,053.5 billion, of which Ps. 561.8 billion matures within one year. For the three-month period ended March 31, 2025, PEMEX recorded total revenues of Ps. 395,590 million (a decrease of 2.5% as compared to Ps. 405,898 million in the same period in 2024), operating income of Ps. 63,588 million, and a net loss of Ps. 43,329 million. As of June 13, 2025, PEMEX had committed revolving credit facilities totaling U.S.$5,738 million and Ps. 20,500 million, of which U.S.$600 million and Ps. 7,500 million were available to provide liquidity.

In the second quarter of 2025, PEMEX reported a net income of Ps. 59.5 billion, as compared to a net loss of Ps. 273.3 billion in the same period in 2024, primarily as a result of stable hydrocarbon production, increased refined product output, a 15.6% reduction in cost of sales, favorable exchange rate fluctuations, the new tax regime, efficient management of financial resources, and improved performance in derivative financial instruments.

In 2024, PEMEX’s liquidity was supported by Ps. 156.5 billion in capital contributions from the Mexican government, primarily for debt service, with an additional Ps. 80.0 billion contributed in the first quarter of 2025, and Ps. 14.5 billion contributed between April 1 and June 13, 2025.

PEMEX is subject to certain known trends that may materially affect its liquidity, including continued reliance on government capital support, substantial near-term debt maturities, exposure to crude oil price fluctuations, exchange rate volatility, and changes to the fiscal regime. Additional information regarding the financial condition and results of operations of PEMEX can be found in PEMEX’s annual report furnished to the SEC on Form 20-F on April 29, 2025, and its quarterly report furnished to the SEC on Form 6-K on June 23, 2025, each of which can be found on the SEC website at www.sec.gov. The information contained in those reports is not incorporated by reference in this filing.

PUBLIC FINANCE

The information in this section replaces and supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to the 2024 Form 18-K. To the extent that the information included in this section differs from the information set forth in the 2024 Form 18-K, you should rely on the information in this section.

Revenues and Expenditures

Revenues

Budgetary Revenues

Table No. 63 – Public Sector Budgetary Revenues

	2020	2021	2022	2023	2024	2025 Budget (1)
	(in billions of pesos) (2)
Budgetary revenues	5,340.0	5,960.9	6,602.8	7,039.4	7,492.9	8,055.6
Federal Government	4,088.5	4,317.0	4,790.6	5,214.8	5,529.3	5,952.0
Taxes	3,338.9	3,566.6	3,812.5	4,517.7	4,954.7	5,297.8
Income tax	1,760.5	1,895.4	2,273.4	2,506.9	2,683.8	2,859.7
Value-added tax	987.5	1,123.7	1,221.8	1,366.6	1,408.0	1,463.3
Excise taxes	460.7	399.2	117.5	445.1	628.4	713.8
Import duties	57.9	75.5	93.7	100.7	137.8	151.8
Tax on the exploration and exploitation of hydrocarbons	6.9	7.0	7.2	7.2	6.7	7.1
Export duties	0.0	0.0	0.0	0.0	0.0	0.0
Luxury goods and services	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Other	65.4	65.8	99.0	91.3	90.1	102.0
Non-tax revenue	749.6	750.4	978.1	697.1	574.6	654.2
Fees and tolls	72.6	90.8	116.0	121.8	124.5	137.5
Transfers from the Mexican Petroleum Fund for Stabilization and Development	198.2	364.9	636.3	341.9	202.6	279.8
Fines and surcharges	470.2	287.8	217.2	218.8	234.1	223.2
Other	8.5	6.8	8.5	14.5	13.4	13.7
Public enterprises and agencies	1,251.5	1,644.0	1,812.2	1,824.6	1,963.6	2,103.7
PEMEX	407.6	791.7	841.4	736.6	755.0	860.9
Others	843.9	852.2	970.8	1,088.0	1,208.7	1,242.8

Note: Numbers may not total due to rounding.

n.a. = Not available.

(1)

2025 Budget figures represent budgetary estimates, based on the economic assumptions contained in the General Economic Policy Guidelines for 2025 and in the Economic Program for 2025. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2024 economic results. Budgetary estimates for 2025 were converted into constant pesos using the GDP deflator for 2024, estimated as of December 2024.

(2)	Current pesos.

Source: Ministry of Finance and Public Credit.

In 2024, PEMEX’s contribution to Public Sector budgetary revenues increased to Ps. 755.0 billion in 2024 from Ps. 736.6 billion in 2023, mainly due to a decrease in fiscal stimuli on fuel excise taxes. Of such contribution, Ps. 578.4 billion corresponded to tax contributions, compared to Ps. 432.7 billion in 2023.

Government Agencies and Enterprises

Table No. 66 – Principal Government Parastatal Agencies, State-Owned Public Companies and Enterprises

at December 31, 2024 (1)(4)

Agency/Enterprise	Principal Business	% of Government Ownership	Total Assets		Total Liabilities		Contribution or Expense to Primary Balance(2)(4)
			(in millions of U.S. dollars)		(in millions of U.S. dollars)
PEMEX	Production, refining and distribution of crude oil and derivatives	100%	U.S.$	106,260.5	U.S.$	201,697.7	U.S.$	7,422.4
CFE	Production and sale of electricity	100		127,536.8		101,004.4		3,596.9
CAPUFE(3)	Administration of toll highways	100		193.2		78.4		25.1
ASA(3)	Airport services	100		2,600.6		1,299.5		(72.3)

(1)

Financial data is calculated herein in accordance with Mexican financial reporting standards applicable to public sector entities, which differ in material respects from U.S. GAAP and IFRS. Accordingly, data may not be comparable with financial data calculated in accordance with Mexican financial reporting standards presented elsewhere herein.

(2)	Surplus after Government transfers, less interest payments.
(3)	Primary surplus before transfers to the Treasury of the Federation.
(4)	Figures in U.S. dollars are calculated using the exchange rate announced by Banco de México on December 31, 2024 (which took effect on the second business day thereafter) of Ps. 20.7862 = U.S.$1.00.

Source: Ministry of Finance and Public Credit.

In 2024, PEMEX’s contribution to the Primary Balance, which is calculated as total income, less expense, plus interest expense, amounted to U.S.$7,422.4 million, as a result of total income of U.S.$36,320.8 million, expenses of U.S.$32,417.3 million and interest expense in the amount of U.S.$3,518.9 million.